FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2005

HOLMES FINANCING (No 2) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No. . .X. . . .

Holmes Financing (No. 2) PLC
Profit & Loss Account
Period ended 18 January 2005

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Inter-company loan	11,948	12,315
Interest receivable - Cash deposits
	11,948	12,315

Interest payable - Notes	(11,948)	(12,315)
Interest payable
	(11,948)	(12,315)

Net operating income	-	-

Other income	-	-
Operating expenses	-	-

Profit on ordinary activities before taxation	-	-

Taxation	-	-

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	7	7

Retained profit carried forward	7	7

Holmes Financing (No. 2) PLC
Balance Sheet
Period ended 18 January 2005

		£'000

Fixed asset investments
Loans to Funding		877,600

Current assets
Amounts due from group companies	11
Cash at bank	9
	20

Creditors: Amounts falling due within one year
Sundry creditors	-
	-

Net current assets		20

Total assets less current liabilities		877,620

Creditors: Amounts falling due after more than one year
Amounts due to noteholders		(877,600)

Net assets		20

Capital and reserves
Share capital		13
Reserves		7
		20

Holmes Financing (No. 2) PLC
Notes Outstanding
Period ended 18 January 2005

	Series 1 Class A	Series 2 Class A	Series 3 Class A	Series 4 Class A
Moody's current rating	Aaa	Aaa	Aaa	Aaa
S&P current rating	AAA	AAA	AAA	AAA
Fitch Ratings current rating	AAA	AAA	AAA	AAA

	Series 1 Class B	Series 2 Class B	Series 3 Class B	Series 4 Class B
Moody's current rating	Aa3	Aa3	Aa3	Aa3
S&P current rating	AA	AA	AA	AA
Fitch Ratings current rating	AA	AA	AA	AA

	Series 1 Class C	Series 2 Class C	Series 3 Class C	Series 4 Class C
Moody's current rating	Baa2	Baa2	Baa2	Baa2
S&P current rating	BBB	BBB	BBB	BBB
Fitch Ratings current rating	BBB	BBB	BBB	BBB

	Series 1 Class A	Series 2 Class A	Series 3 Class A	Series 4 Class A
	$	$	£	€
Initial note balance	1,000,000,000	1,000,000,000	500,000,000	500,000,000
Previous quarter's note principal	-	-	500,000,000	500,000,000
Note redemptions	-	-	-	-
Outstanding note principal	-	-	500,000,000	500,000,000

	Series 1 Class B	Series 2 Class B	Series 3 Class B	Series 4 Class B
	$	$	£	€
Initial note balance	37,000,000	37,000,000	19,000,000	21,000,000
Previous quarter's note principal	-	-	19,000,000	21,000,000
Note redemptions	-	-	-	-
Outstanding note principal	-	-	19,000,000	21,000,000

	Series 1 Class C	Series 2 Class C	Series 3 Class C	Series 4 Class C
	$	$	£	€
Initial note balance	49,000,000	49,000,000	25,000,000	35,000,000
Previous quarter's note principal	-	-	25,000,000	35,000,000
Note redemptions	-	-	-	-
Outstanding note principal	-	-	25,000,000	35,000,000

	Series 1 Class A	Series 2 Class A	Series 3 Class A	Series 4 Class A
Note interest margins	9	18	24	27
Step up dates	N/A	16/10/2007	16/10/2007	16/10/2007
Step up margins	N/A	36	48	54

	Series 1 Class B	Series 2 Class B	Series 3 Class B	Series 4 Class B
Note interest margins	35	44	45	50
Step up dates	16/10/2007	16/10/2007	16/10/2007	16/10/2007
Step up margins	135	144	145	150

	Series 1 Class C	Series 2 Class C	Series 3 Class C	Series 4 Class C
Note interest margins	120	135	150	160
Step up dates	16/10/2007	16/10/2007	16/10/2007	16/10/2007
Step up margins	220	235	250	260

Interest payment cycle	Quarterly
Interest payment date	15th or next business day
Next interest payment date	17/01/2005

Liquidity facility limit	£ 25,000,000
Liquidity facility drawn	Nil
Liquidity facility available	£ 25,000,000

Holmes Funding Limited
Profit & Loss Account
Period ended 18 January 2005

	This Quarter	Prior Quarter
	£'000	£'000
		Restated
Interest receivable - Mortgages less Swaps	192,980	193,991
Interest receivable - Cash Deposits	25,050	22,384
	218,030	216,374

Interest payable - Inter-company loans	(208,265)	(209,806)
Interest payable - Start up loans	(437)	(926)
	(208,703)	(210,733)

Net operating income	9,327	5,642

Other income	5,799	6,560
Provisions	14,086	1,104
Expenses	(4,718)	(5,244)
Start up costs amortisation	(1,961)	(1,950)
Deferred consideration	(8,329)	(4,896)

Profit/(loss) on ordinary activities before taxation	14,205	1,215

Taxation	(4,298)	(364)

Profit/(loss) on ordinary activities after taxation	9,907	850

Dividend	-	-

Retained profit/(loss) brought forward	(11,815)	(12,665)

Retained profit/(loss) carried forward	(1,908)	(11,815)

Holmes Funding Limited
Balance Sheet
Period ended 18 January 2005

	£'000	£'000

Fixed asset investments
Beneficial interest in Trust mortgage portfolio		12,929,603
Beneficial interest in Trust cash at bank

Current assets
Amounts owed by Trustee	10,504
Deferred expenditure (costs of securing)	21,926
Sundry debtors	-
Deferred taxation / group relief receivable	3,291
Cash at bank:
Reserve funding	338,070
Transaction account	1,269
Funding GIC account	1,810,327
	2,185,386

Creditors: Amounts falling due within one year
Deferred consideration creditor	203,610
Interest payable - start up loans	437
Amounts due to Trustee
Interest payable - Inter-company loans	-
Sundry creditors	179,893
Corporation Taxation	20
	383,960

Net current assets		1,801,426

Total assets less current liabilities		14,731,028

Creditors: Amounts falling due after more than one year
Inter-company loans		(14,699,322)
Start up loans		(33,614)

Net assets		(1,908)

Capital and reserves
Share capital (£2)		-
Reserves		(1,908)
		(1,908)

Holmes Funding Limited
Notes to Balance Sheet
Period ended 18 January 2005

		£'000

Balance on cash accumulation ledger		1,764,271

Available credit enhancement

	First Reserve	Second Reserve	Funding Reserve

Reserve funds at closing	338,000	-	70,000

Initial closing reserve funds	338,000	-	70,000
Drawings to make bullet repayment	-	-	-
Other drawings	-	-	-
Transfers from revenue receipts	-	-	-
Closing reserve balance	338,000	-	70,000

Target reserve funds	338,000	-	70,000

Principal deficiency ledger	AAA	AA	A	BBB

Opening PDL balance	Nil	Nil	Nil	Nil
Losses this quarter	-	-	-	-
PDL top up from revenue income	-	-	-	-
Closing PDL balance	Nil	Nil	Nil	Nil

Start up loan outstanding	Opening balance	Repayment	Closing balance

Initial start up loan (incl. accrued interest)	4,489	-	4,489
Second start up loan (incl. accrued interest)	4,475	-	4,475
Third start up loan	5,732	-	5,732
Fourth start up loan	2,440	-	2,440
Fifth start up loan	1,630	-	1,630
Sixth start up loan	1,863	-	1,863
Seventh start up loan	1,137	-	1,137
Eigth start up loan	11,848	-	11,848
Closing balance	33,614		33,614

Liquidity facility

Liquidity facility limit		25,000

Liquidity facility drawn	-
Liquidity facility available	25,000

Holmes Trustees Limited
Profit & Loss Account
Period ended 18 January 2005

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages	386,984	368,391
Interest receivable - Cash Deposits	8,120	5,929
	395,104	374,320

Interest payable - Mortgages	(386,984)	(368,391)
Interest payable - Cash Deposits	(8,120)	(5,929)
	(395,104)	(374,320)

Net operating income	-	-

Fees receivable	4,516	4,630
Fees payable	(4,516)	(4,630)

Operating expenses	(4,227)	(4,619)
Provision charges	27,015	2,414
Other income	(22,787)	2,205

Profit on ordinary activities before taxation	-	-

Taxation

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period ended 18 January 2005

	£'000	£'000

Fixed asset investments
Mortgage loans secured on residential property		29,564,225

Current assets
Bank interest receivable	1,375
Cash at bank	310,348
Amounts due from Seller	(59,673)
Other debtors	3
Accrued interest receivable	57,362
	309,416

Creditors: Amounts falling due within one year
Amounts due to Funding	(960)
Sundry creditors	28
	(932)

Net current assets		310,348

Total assets less current liabilities		29,874,573

Creditors: Amounts falling after more than one year
Seller share of mortgage loans		(16,634,622)
Funding share of mortgage loans		(12,929,603)

Seller share of cash at bank		(310,348)
Funding share of cash at bank		-

Net assets		0

Capital and reserves
Share capital (£2)		0
Reserves		0
		0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 2) PLC

Dated: 28th February 2005	By / s / Karen Carson
(Authorised Signatory)